SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Durango Corporation

(Translation of registrant’s name into English)

Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, Mexico 34208
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒
Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

EXHIBITS
SIGNATURES

EXHIBITS

     Pursuant to Section 4.01(a) of the Common Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V. (the “Company”), the Guarantors and Additional Guarantors named therein, the A Lenders named therein, The Bank of New York, as Administrative Agent, Law Debenture Trust Company of New York, as Trustee, Deutsche Bank Trust Company Americas, as Collateral Agent, Deutsche Bank Mexico, S.A., Institución De Banca Multiple, Trust Division, as Collateral Agent, Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, and the Subordinating Creditors named therein, the Company is required to deliver to the Administrative Agent and the Trustee the audited unconsolidated balance sheet of the Company as at the end of each fiscal year, the related audited unconsolidated statements of income and statement of changes in financial position of the Company for such fiscal year and the notes thereto.

     The following exhibit is furnished with this document:

Exhibit 1.	Financial statements of Corporación Durango, S.A. de C.V. at December 31, 2004 and 2003 and for the two years ended December 31, 2004 (unconsolidated).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORACION DURANGO, S.A. DE C.V.
Date: October 28, 2005	By:	/s/ Mayela Rincón de Velasco
		Name:	Mayela Rincón de Velasco
		Title:	Chief Financial Officer

CORPORACIÓN DURANGO, S. A. DE C. V.

UNCONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 14, 2005, except for Notes 1.c, 13 and 18 as to which the date is July 14, 2005

Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:

We have audited the accompanying unconsolidated balance sheet of Corporación Durango, S.A. de C. V. (the “Company”) as of December 31, 2004, and the related unconsolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the unconsolidated financial position of Corporación Durango, S. A. de C. V. as of December 31, 2004, and the unconsolidated results of its operations, the changes in its stockholders’ equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

As discussed in note 1.c, the accompanying unconsolidated financial statements have been restated for the year ended December 31, 2004 from those which were previously issued.

As mentioned, in Note 7 to the financial statements, on February 23, 2005, the Company and its creditors signed a financial restructuring agreement and therefore, completed the “Concurso Mercantil” process. As a result of the financial restructuring, the Company reclassified, as of December 31, 2004, $9,290 millions of Mexican pesos of its short-term debt to long-term.

These audited unconsolidated financial statements should be read in connection with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the unconsolidated financial statements.

PricewaterhouseCoopers, S.C.

Javier Monroy, C.P.
Audit Partner

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Report of Independent Registered Public
Accounting Firm to the Board of Directors
and Stockholders of
Corporación Durango, S. A. de C. V.

We have audited the accompanying unconsolidated balance sheet of Corporación Durango, S. A. de C. V. (the “Company”) as of December 31, 2003, and the related unconsolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such unconsolidated financial statements present fairly, in all material respects, the unconsolidated financial position of Corporación Durango, S. A. de C. V. as of December 31, 2003, and the unconsolidated results of its operations, changes in its stockholders’ equity and changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying unconsolidated financial statements have been prepared pursuant to the restructured debt Common Agreement of the Company. Pursuant to the agreement the Company’s financial statements have been prepared on a legal entity basis and therefore have not been consolidated with those of its subsidiaries. For purposes of this presentation, the Company has accounted for its investment in subsidiaries by the equity method. Audited consolidated financial statements have been separately issued and should be referred to for decision-making purposes.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of unconsolidated stockholders’ equity as of December 31, 2003 and the determination of unconsolidated net loss for the year then ended to the extent summarized in Note 18.

The unconsolidated financial statements as of December 31, 2003 and for the year then ended issued on April 30, 2004 were prepared assuming that the Company will continue as a going concern. Since November 2002 the Company had failed to pay principal and interest of certain obligations, and therefore the Company reclassified most of its debt as short-term. In addition, during 2003 and 2002 the Company had incurred significant consolidated net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003, the Company had negative working capital and was experiencing severe liquidity problems. Furthermore, the Company estimated that upon the adoption of Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal”, whose application was mandatory for fiscal years beginning on or after January 1, 2004, a charge to results of operations for the year 2004 of Ps.653,881,000, net of deferred income taxes, would be required, which would additionally reduce its stockholders’ equity. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. The originally issued 2003 financial statements do not include any additional adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.

The accompanying unconsolidated financial statements have been translated into English for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004
(July 4, 2005 as to the restatement to constant Mexican pesos as of December 31, 2004 and Note 18)

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CORPORACIÓN DURANGO, S. A. DE C. V.

UNCONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004)

Assets	2004	2003
	as restated
Current Assets:
Cash	$6,983	$432
Short-term related parties (Note 11)	34,535	8,126,210
Tax recoverable	76,384	72,838
Accounts receivable	8,679	4,764
Inventories — Net	4,155	—

Total current assets	130,736	8,204,244

Long-term related parties (Note 11)	8,853,292	—

Investment in subsidiaries (Note 4)	3,782,682	4,058,277

Plant and equipment — Net (Note 5)	404,334	422,393

Other assets — Net (Note 6)	—	324,208

Deferred tax (Note 13.c)	326,628	611,695

Total assets	$13,497,672	$13,620,817

Liabilities	2004	2003
Current Liabilities:
Short-term debt (Note 7)	$42,152	$8,215,597
Current portion of long-term debt (Note 7)	64,716	62,308
Short-term related parties (Note 11)	—	2,116,756
Accrued interest	—	1,435,833
Accrued expenses and taxes	197,799	152,285

Total current liabilities	304,667	11,982,779

Long-term Liabilities:
Long-term debt (Note 7)	6,066,355	44,685
Long-term related parties (Note 11)	2,403,018	—
Liabilities to be capitalized (Notes 7.c and 16)	3,158,970	—

Total long-term liabilities	11,628,343	44,685

Total liabilities	11,933,010	12,027,464

Stockholders’ Equity:
Common stock (Note 9)	4,988,460	4,988,413
Additional paid-in capital	1,459,044	1,459,044
Retained earnings	2,599,015	6,118,130
Net gain (loss) for the period	60,790	(3,519,115)
Loss from holding non monetary assets	(4,558,746)	(4,399,583)
Cumulative initial effect of deferred income taxes	(3,240,795)	(3,240,795)
Cumulative translation adjustment of foreign subsidiaries	256,894	187,259

Total stockholders’ equity	1,564,662	1,593,353

Contingencies (Note 14)	—	—

Total liabilities and stockholders’ equity	$13,497,672	$13,620,817

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V.

UNCONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004, except per share amounts)

	2004	2003
	as restated
Loss in subsidiaries (note 4)	($923,979)	($2,056,725)

General expenses	7,797	5,526

Operating loss	(931,776)	(2,062,251)

Other income (expenses) — Net (Note 12)	129,568	(571,831)

Net financing income (cost):
Interest expense	(1,213,470)	(1,288,566)
Interest income	1,229,880	1,080,954
Exchange gain (loss)	52,724	(555,101)
Gain on monetary position	274,495	214,701

	343,629	(548,012)

Loss from continuing operations before income taxes	(458,579)	(3,182,094)

Income tax (Note 13.a)	417,234	240,719

Loss from continuing operations	(41,345)	(2,941,375)

Gain (loss) in subsidiaries with discontinued operations (Note 15)	102,135	(577,740)

Net gain (loss)	$60,790	($3,519,115)

Basic and diluted income (loss) per share of:
Continuing operations	$(0.45)	$(31.64)
Discontinued operations	1.11	(6.22)

Basic and diluted net gain (loss) per share	$0.66	$(37.86)

Weighted average of shares outstanding	91,834,192	92,942,916

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V.

UNCONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

							Cumulative	Cumulative
					Loss form	Additional	initial effect	translation
	Common		Additional		holding non	liability	of deferred	adjustment	Total
	stock	Treasury	paid-in	Retained	monetary	for seniority	income	of foreign	stockholders’
	(Note 9)	stock	capital	earnings	assets	premiums	taxes	subsidiaries	equity
Balances as of January 1, 2003	$5,110,092	($121,679)	$1,459,044	$6,456,597	($4,813,166)	($154,051)	($3,240,795)	$91,813	$4,787,855

Reduction of common stock (Note 9.b)	(121,679)	121,679							—

Transfer of the additional liability seniority premiums				(154,051)		154,051			—

Allowance for doubtful accounts receivable due from shareholders (Note 11.b)				(184,416)					(184,416)

Comprehensive loss				(3,519,115)	413,583			95,446	(3,010,086)

Balances as of December 31, 2003	4,988,413	—	1,459,044	2,599,015	(4,399,583)	—	(3,240,795)	187,259	1,593,353

Increase in common stock (Note 9.c)	47								47

Comprehensive loss				60,790	(159,163)			69,635	(28,738)

Balances as of December 31, 2004 (as restated)	$4,988,460	$—	$1,459,044	$2,659,805	($4,558,746)	$—	($3,240,795)	$256,894	$1,564,662

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V

UNCONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
	as restated
Operating activities:
Loss from continuing operations	($41,345)	($2,941,375)
Items applied to income that did not require (provide) resources:
Equity in loss of subsidiaries	923,979	2,056,725
Depreciation	13,314	13,285
Amortization of debt issuance costs	322,762	87,462
Loss on sale of property, plant and equipment	—	(45,605)
Loss on operations Durango Paper Company	—	311,901
Deferred income tax	(417,234)	(256,007)

	801,476	(773,614)

Changes in operating assets and liabilities:
Related parties	—	(637,159)
Inventories — Net	(4,155)	—
Other current assets	(7,461)	16,165
Trade accounts payable	(5,616)	9,889
Accrued interest	—	993,722
Other — Net	51,131	115,877

Net resources generated by (used in) operating activities	835,375	(275,120)

Financing activities:
Short-term and long-term debt	260,771	275,940
Payments of long-term debt	(595,038)	(134,694)
Related parties	(494,604)	—
Common stock increase	47	—

Net resources (used in) generated by financing activities	(828,824)	141,246

Investing activities:
Sale of property, plant and equipment	—	117,613
Other assets	—	14,655

Net resources (used in) generated by investing activities	—	132,268

Increase (decrease) in cash and cash equivalents	6,551	(1,606)
Balance of cash and cash equivalents at beginning of year	432	2,038

Balance of cash and cash equivalents at end of year	$6,983	$432

The accompanying notes are an integral part of these unconsolidated financial statements.

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CORPORACIÓN DURANGO, S. A. DE C. V

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of constant Mexican pesos as of December 31, 2004)

NOTE 1 — THE ENTITY:

a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (the “Company”) is primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall bags and sacks), paper (containerboard, newsprint and bond) and other wood products (plywood and particleboard) in Mexico and in the United States of America.

b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V., This sale resulted in an aggregate loss in 2002 of $1,587,373, which was recorded within other expenses in the statement of operations. The Company granted certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $280,967 (US$25.2 million). During 2003, the creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $275,792 (US$23.6 million). These liabilities were included in the restructured debt.

c.	Subsequent to the issued of the Mexican GAAP unconsolidated financial statements for the year ended December 31, 2004, management identified and corrected the following inadvertent errors:

i.	The deferred income tax asset amount recorded at December 31, 2004 was reduced by $263,560 as a result of using the enacted income tax rate in effect at the date of the expected future reversal of temporary differences instead of the 30% rate which was previously used, which only represented the tax rate for the year ended December 31, 2004. This restatement resulted in a reduction of the deferred income tax charge for the year ended December 31, 2004 for the same amount.

ii.	The Company has also written off certain legal fees amounting to $34,889 which were previously erroneously capitalized within other assets.

NOTE 2 — BASIS OF PRESENTATION:

a.	Debt restructuring — Since November 2002, the Company was not able to make principal and interest payments on certain of its long-term debt (see Note 7c.) and was in default. As a result, some of the Company’s long-term debt was reclassified to short-term in 2003. With the debt restructuring agreement executed by the Company and its creditors in February 2005 (see Note 16), the balances of the restructured debt have been reclassified as of December 31, 2004, to short-term and long-term in accordance with the terms of the restructuring.

b.	Basis of presentation – The unconsolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) issued by the Mexican Institute of Public Accountants (“MIPA”).

i.	These unconsolidated financial statements have been prepared pursuant to the restructured debt Common Agreement of the Company. Such agreement requires the preparation of financial statements of CODUSA on a stand-alone basis, accounting for its subsidiaries under the equity method of accounting.

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ii.	These unconsolidated financial statements should be read in connection with the Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003.

c.	Stock investment. The ownership percentage in the capital stock of the Company’s significant subsidiaries is shown below.

Group	Ownership
(or Company)	percentage	Activity
Industrias Centauro, S.A. de C.V.	99%	Manufacturing of paper for corrugated boxes
Compañía Papelera de Atenquique, S.A. de C.V.	98%	Manufacturing of paper for corrugated boxes
Envases y Empaques de México, S.A. de C.V.	100%	Manufacturing of corrugated boxes and multi-wall sacks
Empaques de Cartón Titan, S.A. de C.V. and subsidiary	100%	Manufacturing of corrugated boxes and multi-wall sacks
Grupo Pipsamex, S.A. de C.V. and subsidiaries	100%	Manufacturing of newsprint and bond paper
Durango Internacional, S.A. de C.V. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes
Porteadores de Durango, S.A. de C.V. and subsidiaries	100%	Hauling freight
Administración Corporativa de Durango, S.A. de C.V.	100%	Administrative services
Ponderosa Industrial de México, S.A. de C.V.	100%	Manufacturing of plywood and particleboard

d.	Translation of financial statements of foreign subsidiaries – The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year-end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2003 unconsolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.

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NOTE 3 — ACCOUNTING POLICIES:

The significant accounting policies followed by the Company are as follows:

a.	Estimates — The preparation of the financial statements require the Company’s management to make certain estimates and assumptions for valuation purposes and to make certain required disclosures. Although actual results could differ from those estimates, the Company’s management believes that the estimates and assumptions used are adequate in the circumstances.

b.	Recognition of the effects of inflation — The unconsolidated financial statements of the Company have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation.

i.	The Company restates its statement of operations to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2004), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year- end. The financial statements have been restated to Mexican pesos as of December 31, 2004 purchasing power, using the NCPI as of that date. The financial statements of the previous year have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2004 and 2003 was 1.0519 and 1.0397, respectively. Therefore, these amounts differ from those previously reported.

ii.	Capital stock, additional paid-in capital and accumulated deficit represent the historical cost of these items stated in purchasing power as of the most recent balance sheet date, calculated by applying factors derived from the change in the NCPI.

iii.	The gain or loss on net monetary position represents the inflation gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

iv.	Comprehensive financing income (cost) consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position.

v.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The statement also

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requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

c.	Investment in subsidiaries — Investment in shares of subsidiaries and associated companies are accounted for by the equity method. Under this method, the acquisition cost of shares is increased or decreased by the proportionate part of any changes in the subsidiaries and associated companies’ stockholders’ equities subsequent to the acquisition date.

d.	Plant and equipment — Plant and equipment are initially recorded at acquisition cost and are restated to constant purchasing power using factors derived from the changes in the NCPI. For fixed assets of non — Mexican origin, acquisition cost is restated to constant currency using the inflation of the country of origin and then converted into Mexican pesos at the exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives. Industrial machinery and equipment is depreciated in 23-40 years. These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of plant and equipment is capitalized and restated applying the NCPI.

e.	Impairment of long-lived assets — Through December 31, 2003, the Company evaluated potential impairment losses related to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining useful life of the assets by comparing such carrying value to the undiscounted future expected cash flows generated by the assets, excluding interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss was recognized equal to the difference between the fair value and carrying value of the assets. Long-lived assets were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable.

Effective January 1, 2004, the Company adopted Bulletin C-15 “Impairment in the value of Long-Lived Assets and their Disposal”, issued by the MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. CODUSA performed its annual impairment evaluation of long-lived assets during 2004 and determined no impairment.

f.	Financial instruments — Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with principal and losses recorded in the statements of operations. Fair value is the amount for which a financial asset can be

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exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.

g.	Derivative financial instruments — Investments in derivative financial instruments for trading or for hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in statement of operations. At December 31, 2004 and 2003, the Company had no derivative financial instruments. According to Statement C-2, “Financial Instruments”, derivative financial instruments that qualify for hedge accounting are recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the statement of operations. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the statement of operations. At December 31, 2004 and 2003, the Company had no derivative financial instruments.

h.	Debt issuance costs — Debt issuance costs, which are included in other assets, are capitalized and restated by applying the NCPI. Amortization is calculated for the period the outstanding term of the debt in proportion to the maturity of the debt. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

i.	Income tax — Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (See Note 13). Asset taxes (AT) paid is charged in the statements of operations due to uncertainty of its recoverability.

j.	Contingencies — Liabilities for contingencies are recorded when it is probable that liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

k.	Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the unconsolidated statements of operations, except those amounts capitalized as a component of construction of fixed assets.

l.	Stockholders’ equity — Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power at the end of the latest period presented, and are determined applying factors derived from the NCPI to the historical values. Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

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m.	Loss from holding non monetary assets – Loss from holding non monetary assets represents the initial accrued result on monetary position and the result of holding non-monetary assets pertaining to inventory and fixed assets, as well as the effect of the respective deferred tax, stated in Mexican pesos of purchasing power at the end of the latest period presented.

n.	Comprehensive loss – Comprehensive loss represents the net loss for the period presented in the unconsolidated statements of operations, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

ñ.	Monetary position gain (loss) – Monetary position gain (loss) represents the inflationary income (loss), measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, stated in Mexican pesos of purchasing power for the most recent period presented. Inflation rates were 5.19% in 2004 and 3.97% in 2003.

o.	Net income (loss) per share – Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period.

p.	Exchange rate information (un-audited) — In 2004, the average exchange rate between Mexican pesos and U.S. dollars was $11.3091, and the December 31, 2004 period end exchange rate between Mexican Pesos and U.S. dollars was $11.1495.

NOTE 4 – INVESTMENT IN SUBSIDIARIES:

At December 31, 2004 and 2003 is integrated as follows:

				Participation of the year
		December 31		gain (loss)
Subsidiaries	Ownership	2004	2003	2004	2003
Industrias Centauro, S.A. de C.V.	99%	$876,008	$848,426	$14,620	($381,793)

Compañía Papelera de Atenquique, S.A. de C.V.	98%	839,593	889,903	(72,242)	(161,756)

Envases y Empaques de México, S.A. de C.V.	100%	1,342,836	1,265,854	127,998	(26,958)

Empaques de Cartón Titán, S.A. de C.V.	100%	(205,148)	30,891	(179,661)	(305,259)

Grupo Pipsamex, S.A. de C.V.	100%	2,298,680	2,000,992	(401,546)	(1,000,926)

Durango Internacional, S.A. de C.V.	100%	2,073,177	—	210,091	—

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				Participation of the year
		December 31		gain (loss)
Subsidiaries	Ownership	2004	2003	2004	2003
Porteadores de Durango, S.A. de C.V.	100%	151,844	115,915	(3,600)	(24,241)

Ponderosa Industrial de México, S.A. de C.V.	100%	(136,569)	(134,340)	29,815	(118,452)

Administración Corporativa de Durango, S.A. de C.V.	100%	(303,014)	50,270	(589,881)	195

Durango McKinley Paper Co.	100%	—	1,389,307	(32,345)	2,898

Durango International Inc.	100%	—	755,784	(27,228)	(40,433)

		6,937,407	7,213,002	(923,979)	2,056,725
Less- Allowance valuation to purchase stock from related parties		(3,154,725)	(3,154,725)	—	—

		$3,782,682	$4,058,277	($923,979)	($2,056,725)

Below is shown the condensed consolidated information, which includes the Company and its subsidiaries.

Balance Sheets:	2004	2003
Current assets	$3,840,978	$3,844,413
Property, plant and equipment, net	11,100,932	11,905,795
Other assets	589,223	999,623

Total assets	$15,531,133	$16,749,831

Short - term liabilities	$1,796,449	$12,139,138
Long term liabilities	12,092,546	2,946,046

Total liabilities	13,888,995	15,085,184

Common stock	4,988,460	4,988,413
Retained earnings	2,659,805	2,599,015
Loss from holding non-monetary assets	(4,558,746)	(4,399,583)
Others	(1,524,857)	(1,594,492)

Majority stockholders’ equity	1,564,662	1,593,353
Minority interest	77,476	71,294

Total stockholders’ equity	1,642,138	1,664,647

Total liabilities and stockholders’ equity	$15,531,133	$16,749,831

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	For the year ended
	December 31,
Statements of operations:	2004	2003
Net sales	$7,852,415	$7,150,547
Cost of sales and operating expenses	7,409,738	6,829,661

Operating income	442,677	320,886
Net comprehensive financing cost	(569,040)	(1,680,986)
Other expenses, Net	(401,523)	(1,586,275)
Income tax benefit, Net	486,371	684
Employee statutory profit sharing	—	(1,823)
Discontinued operations	102,135	(577,740)

Net gain (loss)	$60,620	($3,525,254)

Majority interest	$60,790	($3,519,115)
Minority interest	(170)	(6,139)

Consolidated net gain (loss)	$60,620	($3,525,254)

NOTE 5 — PLANT AND EQUIPMENT:

At December 31, the Company’s capitalized lease assets are as follows:

	2004	2003
Industrial machinery and equipment	$508,520	$511,531

Accumulated depreciation and amortization	(104,186)	(89,138)

	$404,334	$422,393

Depreciation expense for the years ended December 31, 2004 and 2003 was $13,314 and $13,285, respectively.

As a result of its financial restructuring, which was finalized in February 2005, CODUSA and its subsidiaries granted security interests over their principal fixed assets. In addition, various loans are collateralized with the machinery and equipment.

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NOTE 6 — OTHER ASSETS:

	2004	2003
	Debt	Debt
	Issuance	Issuance
	costs	costs
Cost:
Balances as of January 1	$634,007	$648,662
Variation — Net	(1,446)	(14,655)

Balance as of December 31	632,561	634,007

Accumulated amortization:
Balance as of January 1	309,799	222,337
Amortization for the period	322,762	87,462

Balance as of December 31	632,561	309,799

Net balance as of December 31	$—	$324,208

In 2004, the Company wrote-off debt issuance cost related to bonds in the amount of $322,762, due to advance maturity of those bonds, and to the issuance of a new restructured debt. In 2003, the charge to income for amortization of debt issuance cost was $87,462.

NOTE 7 — FINANCINGS:

a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2004	2003
Short-term debt	$42,152	$8,215,597
Current portion of long-term debt	64,716	62,308
Long-term debt	6,066,355	44,685

	$6,173,223	$8,322,590

b.	Financial restructuring

In November 2002, the Company defaulted on payments of principal and interest under its unsecured indebtedness. In December 2002, the Company retained financial advisors to advice it

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in evaluating debt-restructuring alternatives to implement a long-term solution to the Company’s capital structure and debt service requirements. The Company also began discussions with its bank creditors and certain holders of its debt securities.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles, or the LCM) with the First Federal District Court in Durango, Mexico, or the Mexican court. On May 20, 2004, the Company’s foreign representative, commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for Concurso Mercantil or other bankruptcy protection.

On May 25, 2004, following the Company’s filing under the Business Reorganization Act (the “concurso proceeding”), the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement in principle with creditors collectively holding approximately 68% of its unsecured debt regarding the terms of a proposed plan of reorganization and a proposed new plan support agreement.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the LCM. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s concurso proceeding.

On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims.

The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding

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principal amount of the Company’s unsecured debt. In addition to the new debt, the plan of reorganization provided that the unsecured financial creditors would receive shares of the Company’s series B common stock, no par value, or Series B Shares, representing an aggregate of approximately 17% of the Company’s capital stock on a fully diluted basis.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization.

On January 19, 2005, the U.S. bankruptcy court overseeing the Company’s 304 Proceeding entered an order permanently enjoining its creditors from taking action against the Company in respect of their claims that were restructured in the concurso proceeding, as the well as recognizing and giving effect to the Company’s plan of reorganization and the order from the Mexican court confirming the same.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:

•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.6 million) received 2,392,957 of the Company’s Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to the Company’s 12 5/8% Senior Notes due 2003, or 2003 notes, its 13 1/8% Senior Notes due 2006, or 2006 notes, its 13 1/2% Senior Notes due 2008, or 2008 notes, its 13 3/4% Senior Notes due 2009, or 2009 notes, and the note issued under its Euro Commercial Paper Program, or ECP note, received 16,412,961 of the Company’s Series B Shares, representing 14.84% of its issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

c.	Total short-term and long-term debt by composition as of December 31, after reclassifications described in Note 2.a, is as follows:

	2004	2003
Restructured debt
Senior Notes (1)	$4,789,107	$5,973,279
Bank loans (2)	1,247,336	1,555,751
Letters of credit (2)	47,243	58,927
Euro Commercial Paper (1)	47,385	59,102

	$6,131,071	$7,647,059

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	2004	2003
Non-restructured debt
Notes payable	—	568,538
Financial lease agreements (3)	42,152	106,993

	$42,152	$675,531

Total debt not capitalized to equity	$6,173,223	$8,322,590

Debt to be capitalized to equity (4)
15% of Principal to be capitalized (15%)	$1,081,949	—
Interest to be capitalized	2,077,021	—

	$3,158,970	—

Total debt	$9,332,193	$8,322,590

(1) Senior Notes and Euro Commercial Paper

Senior Notes consist of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below;

2003 Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $203,255 (US$18.2 million) aggregate principal amount of its 2003 notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 notes was $260,554 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 notes was converted into an aggregate principal amount of US$15.5 million of the 2012 notes and 563,348 of the Series B Shares.

2006 Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,364,284 (US$301.7 million) aggregate principal amount of its 2006 notes. The Company did not make interest payments on its 2006 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 notes was $4,371,505 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 notes was converted into an aggregate principal amount of US$256.5 million of its 2012 notes and 9,559,019 of its Series B Shares.

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2008 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company’s had outstanding $115,542 (US$10.4 million) aggregate principal amount of the 2008 notes. The Company did not make interest payments on its 2008 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 notes was $151,218 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 notes was converted into an aggregate principal amount of US$8.8 million of its 2012 notes and 334,333 of its Series B Shares.

2009 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $1,951,163 (US$175 million) aggregate principal amount of its 2009 notes. The Company did not make interest payments on the 2009 notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 notes was $2,631,773 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 notes was converted into an aggregate principal amount of US$148.8 million of its 2012 notes and 5,899,859 of its Series B Shares.

Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $55,748 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these notes was converted into an aggregate principal amount of US$4.3 million of the 2012 notes and 56,402 of the Series B Shares.

The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Notes due 2012 with an aggregate principal amount of $4,836,492 (US$433.8 million), which bear quarterly interest at the rates of 7.50% in 2005, 8.50% in 2006 and 2007 and 9.50% in subsequent years.

(2)Bank loans and letters of credit

Banamex Loan. The Company borrowed an aggregate principal amount of $1,048,053 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $839,955 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $201,757 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

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Banamex Note. The Company borrowed an aggregate principal amount of $81,391 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $56,862 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $16,534 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.

California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $297,469 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $130,226 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $167,243 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $269,595 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $36,321 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.

JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $557,475 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $111,495 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $6,843 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

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Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $245,289 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $189,541 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $20,848 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.

First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $29,164 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $29,164 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,774 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $34,563 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement

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bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $26,419 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,261 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

(3) Financial leasing

Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $192,886 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company have sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was $42,152 (US$3.8 million).

(5) The reduction in the carrying value of debt amounting to $1,081,949 (15% of principal amount capitalized) plus accrued interest capitalized of $2,077,021 which combined totaled $3,158,970; will be exchanged for an aggregate of 17% of the Company’s capital stock.

In connection with the restructuring process, the Company incurred legal, consulting, financial advisory, and other expenses amounting to $144,624 in 2004 ($287,048 in 2003), which were recorded within other expenses.

d. As of December 31, 2004, long-term debt maturities are as follows:

2006	$155,379
2007	155,379
2008	155,379
2009	155,379
2010	155,379
2011 and thereafter	5,289,460

$6,066,355

e. At December 31, 2004, the minimum rental commitments under capital leases are as follows:

Total minimum lease obligations	$44,351
Unearned interest	2,199

Present value of obligations	42,152
Current portion of obligations	42,152

Long-term portion of capital lease obligations	$—

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NOTE 8 — FINANCIAL INSTRUMENTS:

a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

NOTE 9 — STOCKHOLDERS’ EQUITY:

a.	Common shares at par value as of December 31 are comprised as follows:

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	2004
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital Series A	46,613,171	$699,761	$1,832,187	$2,531,948

Variable capital Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,835,193	$1,378,634	$3,609,826	$4,988,460

	2003
	Number of	Par	Inflation
	shares	value	effect	Total
Fixed capital Series A	46,610,100	$699,713	$1,832,188	$2,531,901

Variable capital Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,832,122	$1,378,586	$3,609,827	$4,988,413

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $121,679 ($33,627 at par value). On April 30, 2004 Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed share capital by $282,360 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $47 to its fixed share capital and the sale of 3,071 treasury shares.

d.	As of December 31, 2004, the Company had unsubscribed fixed share capital of $282,313 represented by 18,805,918 treasury shares.

e.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was $238,870.

f.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2004, the rate was 33% (34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007.

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g.	The balances of the tax account related to stockholders’ equity as of December are as follows:

	2004	2003
Contributed capital account	$3,369,435	$3,369,435
Consolidated after tax profits account	1,893,841	1,893,841
Consolidated reinvested after tax profits account	917,014	917,014

Total	$6,180,290	$6,180,290

Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

NOTE 10 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a.	At December 31, the foreign currency monetary position is as follows:

	2004	2003
Thousands of US dollars:
Monetary assets	1,342	591,990
Monetary liabilities	(837,666)	(1,278,702)

Monetary (liability) position, net	(836,324)	(686,712)

Equivalent in Mexican pesos	($9,324,602)	($7,716,724)

b.	Non-monetary assets of foreign origin at December 31, 2004 are as follows:

		Balance in
		foreign		Equivalent
		currency		in Mexican
	Currency	(thousands)		pesos
Industrial machinery and equipment:
United States of America	US dollar	US$	27,190	$303,152
Germany	Euro		1,548	23,468
Sweden	Euro		2,389	36,225

c.	Transactions denominated in foreign currency were as follows:

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	(In thousands of
	US dollars)
	2004	2003
Interest income	—	77,759
Interest expense	(83,342)	(97,552)
Restructuring expenses	(15,072)	(23,351)
Others	(7,097)	(1,662)

d.	The exchange rates in effect at the dates of the unconsolidated balance sheets and issuance of the unconsolidated financial statements were as follows:

	December 31
			April 14,
	2004	2003	2005
U.S. dollar	$11.1495	$11.2372	$11.0615
Euros	15.1633	14.1390	14.0780

NOTE 11 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2004	2003
Interest income	$1,220,039	$1,081,782
Interest expense	179,526	164,185
Purchase of shares	—	2,203,240
Sale of industrial machinery and equipment	—	117,613
Purchase of paper	4,264	—
Rents income	28,248	39,015
Other income	38,012	50,762
Administrative services expenses	52,991	—
Shares sold	1,688,257	—

b.	Accounts receivable from related parties are as follows:

	2004	2003
Short-term receivable -
Fábrica Mexicana de Papel, S. A. de C. V.	$14,072	$9,887
Fibras de Durango, S. A. de C. V.	7,443	9,686
Fábrica de Papel Tuxtepec, S. A. de C. V.	3,092	1,556
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.(3)	98	88
Industrias Centauro, S. A. de C. V.	—	4,559,031

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	2004	2003
Cartonpack, S. A. de C. V.	—	3,022,675
Administradora Corporativa y Mercantil, S. A. de C. V. (1 and 4)	194,246	184,416
Durango Georgia Receivables Company	204,966	204,966
Durango Paper Company (1 and 2)	61,609	61,609
Ponderosa Industrial de México, S. A. de C. V.	—	523,287

	485,526	8,577,201
Allowance for doubtful accounts	(450,991)	(450,991)

	$34,535	$8,126,210

	2004	2003
Long-term receivable -(6)
Industrias Centauro, S. A. de C. V.(5)	$4,998,457	$—
Cartonpack, S. A. de C. V.(5)	3,260,987	—
Envases y Empaques de México, S.A. de C.V.	6,816
Empaques de Cartón Titan, S.A. de C.V.	23,057

Ponderosa Industrial de México, S. A. de C. V.	563,975	—

	$8,853,292	$—

	2004	2003
Short-term payable-(6)
Administración Corporativa de Durango, S. A. de C. V.(5)	$—	$1,262,453
Empaques de Cartón Titán, S. A. de C. V.	—	31,905
Durango International, Inc	—	337,340
Envases y Empaques de México, S. A. de C. V.	—	58,024
Compañía Papelera de Atenquique, S. A. de C. V.	—	52,571
Durango McKinley Paper Co.	—	220,962
Porteadores de Durango, S. A. de C. V.	—	86,685
Grupo Pipsamex, S. A. de C. V.	—	66,816

	$—	$2,116,756

	2004	2003
Long-term payable-
Administración Corporativa de Durango, S. A. de C. V.(5)	$1,637,063	$—
Durango International, Inc	299,971	—
Compañía Papelera de Atenquique, S. A. de C. V.	32,150	—
Durango McKinley Paper Co.	215,072	—
Porteadores de Durango, S. A. de C. V.	81,763	—

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	2004	2003
Compañía Norteamericana de Inversión en Celulosa y Papel, S. A. de C. V.	72,414	—
Grupo Pipsamex, S. A. de C. V.	64,585	—

	$2,403,018	$—

(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”)- From time to time, ACM, a company owned and controlled by the Rincón family, the majority Company’s shareholders, borrows funds from the Company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was $12.0 million at December 31, 2004. These loans bear interest at a rate of 5% per annum and mature on May 17, 2006. In 2004, the Company accrued interest income in an aggregate amount of $9.4 million on these loans.

(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., or Operadora Omega, whose capital stock was owned by members of the Rincón family. The sale was made for an aggregate amount of US$100 thousand.

Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement, the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($281.0 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $275.8 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — The Company obtains flight services from Líneas Aéreas, a company owned and controlled by the Rincón family. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. For the year ended December 31, 2004, the Company purchased services from Líneas Aéreas for an aggregate amount of $35.1 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM, Durango Georgia Receivables Company and Durango Paper Company. Since the Company’s controlling shareholders own ACM, the $184,416 charge was recorded in retained earnings.

(5)	The Company has agreements with related companies whereby all excess cash received or paid by the Company is included in, or funded by, clearing accounts or international cash pools within Codusa’s centralized cash management system. All of the arrangements were interest-bearing on an annual basis at a rate of 15% for accounts receivable and 8% for accounts payable.

(6)	As a consequence of the approved financial restructuring plan agreed in February 2005 (see note 20), as of December 31, 2004, the Company classified its account payables to related parties as long term payables in accordance with the terms of the restructuring agreement. In order to be consistent with the classification of the related parties accounts payable, the Company classified its accounts receivable from related parties as long term.

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NOTE 12- OTHER (EXPENSES) INCOME:

	2004	2003
Gain on repurchase of debt at market value (1)	620,779	—
Debt restructuring expenses	(144,624)	(287,048)
Gain on sale of plant and equipment	—	45,605
Loss from operations of DPC (2)	—	(311,901)
Write off of debt of issuance costs	(322,762)	—
Lease, net of depreciation	14,935	25,730
Other expenses, net	(38,760)	(44,217)

	$129,568	($571,831)

(1)	On August 5, 2004, HG Estate LLC and St. Mary’s Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($536.3 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Mary’s Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V., for US$7.5 million ($86 million) which the parties agreed was the fair market value of these notes. The Company recorded a gain of $620,779.

(2)	In 2003, this amount includes $275,792 of expenditures for certain guarantees granted by the Company on a bank loan and some letters of credit issued by DPC, which were called by the creditors (see Note 1b).

NOTE 13 — INCOME TAX, ASSET TAX:

In accordance with Mexican tax laws, the Company is subject to income tax (“IT”) and asset tax (“AT”). The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

As a result of the amendments to the Income Tax (IT) Law in effect as from November 13, 2004, the IT rate will be reduced to 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Therefore, the effect of those reductions on the IT rate were considered in valuing deferred income taxes arising in 2004, with a resulting decrease in the respective asset of $ 53,168, thus increase net loss by the same amount.

AT is calculated by applying the 1.8% rate to the net average of the majority of restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is creditable against the excess of IT over AT of the following ten years.

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The Company incurs unconsolidated IT and AT with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are unconsolidated at 60% of such proportion and the tax results of the holding company are also unconsolidated at 60%. Estimated IT and AT payments of CODUSA are made as if the Company had not opted for tax consolidation.

a.	IT (provision) benefit consists of the following:

	2004	2003
	as restated
Current	$—	($15,288)
Deferred	417,234	256,007

	$417,234	$240,719

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT for the years ended December 31, 2004 and 2003 is:

	2004	2003
	as restated
Statutory income tax rate	33%	34%
Plus (less) the effect of:
Non deductible expenses	(12.68%)	(21.76%)
Effects of inflation	66.88%	0.11%
Effect of the rate reduction on deferred IT	6.78%	0.14%
Change in valuation allowance of recoverable deferred IT asset and AT	(97.01%)	(4.93%)

Effective income tax rate	(3.03%)	7.56%

c.	At December 31, 2004 and 2003 the main items comprising the deferred IT liability balance are:

	2004	2003
	as restated
Deferred IT liability (asset):
Property, plant and equipment	($70,729)	($70,657)
Inventories	(1,247)	—
Other assets	32,520	(46,361)
Accrued expenses	—	25,032
Other, net	(274)	(4,458)

Deferred IT from temporary differences	(39,730)	(96,444)

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	2004	2003
	as restated
Effect of tax loss carryforwards	505,620	708,139
Recoverable AT	80,439	80,439

	546,329	692,134

Valuation allowance	(219,701)	(80,439)

Net long-term deferred IT asset	$326,628	$611,695

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for those amount it does not expected to recover.

e.	Unamortized tax loss carryforwards and AT recoverable for which the deferred IT asset and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. Inflation restated amount. December 31, 2004 and their respective expiration dates are as follows:

Year of	Unamortized	Recoverable
expiration	tax losses	AT
2012	$1,031,699	$39,613
2013	653,700	40,826
	$1,685,399	$80,439

g.	For the years ended December 31, 2004 and 2003, the change in gain (loss) from holding non monetary assets, as shown in the accompanying statements of changes in stockholders’ equity, is shown net of the effect of the related deferred income tax of ($132,956) and $36,283, respectively.

NOTE 14 — CONTINGENCIES:

a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., the Mexican National Water Commission billed the Company $165,296 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican Republic Water Commission billed the Company $1,932 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public dominion of the Nation, such as receiving residual water un-

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loadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the acceptance of this appeal.

c.	As a result of operations with related foreign parties, differences could arise from taxes if the tax authorities when reviewing these operations considers that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

d.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically regarding the new requirement to deduct cost of sale rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified.

NOTE 15 — DISCONTINUED OPERATIONS:

As a result of the Company’s financial and operating restructuring, the Board of Directors authorized in 2003 the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been shown as discontinued operations in the accompanying financial statements for the years ended on December 31, 2004 and 2003. Discontinued operations are as follows:

a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $629,800 (US$53.7 million), resulting in a gain of $325,354 which is included in the gain (loss) in subsidiaries with discontinued operations in the accompanying statements of operations for the year ended December 31,2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S.A. de C. V. for $342,800 (US$28.0 million).

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $369,523, which is included in the gain (loss) in subsidiaries with discontinued operations in the accompanying statement of income for the year ended December 31, 2003. However the letter of intent expired on October 25, 2004 with no agreement. In 2004, the Company’s Board of Directors decided to continue negotiations with interested potential buyers of this plant. The operations as of December 31, 2004 and 2003 are as follows:

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	2004	2003
Net sales	$335,089	$728,674
Cost of sales	280,641	739,647

Gross profit (loss)	54,448	(10,973)
Operating expenses — Net	30,781	43,975

Income (loss) from operations	23,667	(54,948)

Net comprehensive financing income (cost)	44,116	(142,303)
Other income (expenses) — Net	308	(26,421)
Impairment of long-lived assets	—	(369,523)

Income (loss) from discontinued operations	68,091	(593,195)

Revenue from sales of discontinued operations	—	972,608
Cost of sales of assets of discontinued operations	—	1,090,943

Loss on sales of discontinued operations	—	(118,335)

IT and ESPS	34,044	133,790

Net income (loss) from discontinued operations	$102,135	($577,740)

Depreciation and amortization	$15,227	$39,630

NOTE 16 — SUBSEQUENT EVENTS:

a.	As discussed in Note 7c, on February 8, 2005, the Federal District Court of Durango, Mexico, approved a financial restructuring plan through “Concurso Mercantil” process proposed by the Company and supported by a majority of its unsecured creditors. Therefore, at December 31, 2004, the Company recognized the maturities of its unsecured bank debt and debenture liability and classified them as short-term and long-term in accordance with the terms of the restructuring agreement.

On February 23, 2005, the financial restructuring agreements were concluded and executed by the Company and its unsecured creditors.

Additionally, the restructuring agreement established the payment of 15% of the restructured debt through the issuance of 18,805,918 common nominative Series B shares without par value of CODUSA, which were issued on February 28, 2005 and resulted in an increase in common stock of $3,158,970 (US$283.3 million).

b.	On April 11, 2005, the Company entered into agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million ($64,667). The purchase price will be made in installments between April 2005 and May 2006. Payment of the first two installments has been made. Under the purchase agreement, the seller retains title to these shares until all

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installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons..

c.	On April 18, 2005, the Company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for $100 from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

d.	“Sale of Ponderosa (Unaudited) — On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V. and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and we no longer have any discontinued operations.”

NOTE 17 — NEW ACCOUNTING PRINCIPLES:

Effective January 1, 2005, the dispositions contained in following statements issued by the MIPA went into effect:

Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method of accounting is the only acceptable method to account for business acquisitions. In addition, it modifies the accounting treatment of the goodwill, ceasing its amortization but subject to annual impairment tests. Statement B-7 also provides specific guidance for the acquisition of the minority interest and transfer of assets or stock amongst entities under common control.

Amendments to the Statement C-2, “Financial Instruments”, which requires that the fair value adjustments for available for sale financial instruments be recognized in equity.

Statement C-10, “Derivative Financial Instruments and Hedging Operations”, provides guidance for recording, valuing and disclosures applicable to all derivative financial instruments. In addition, it will require that the hedge effectiveness of cash flow hedges and of net investment in foreign subsidiaries be assessed and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

New dispositions of Statement D-3, “Labor Obligations”, which establish rules for the estimating and recording the liabilities related to severance payments due to employees upon dismissal. The Company estimated a severance liability as of January 1, 2005 in a consolidated basis of $ 4,109 related to this concept.

The Company estimates that the adoption of these new standards will not have a significant impact on its results of operations or financial position.

NOTE 18 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP

The Company’s unconsolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP unconsolidated financial statements include the effects of inflation as provided for under

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Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP of the consolidated financial statements of the Company.

The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the unconsolidated net income (loss) and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of unconsolidated statements of operations:

		Years ended December 31,
		2004	2003
Net gain (loss) as reported under Mexican GAAP		$60,790	($3,519,115)
Deferred income taxes	i	159,840	(100,965)
Purchase accounting adjustments - depreciation	ii	65,389	61,347
Effect of fifth amendment to Statement B-10	iii	(2,575)	(1,548)
Debt issuance costs and repurchase of bonds	iv	299,625	46,998
Capitalized financing costs	v	(12,528)	12,528
Adjustment to loss on sale of subsidiaries	vi	—	259,168
Effect of Bulletin B-15 on prior years	vii	—	(1,005)
Investment in subsidiaries	viii	161,603	573,436

U.S. GAAP net income (loss)		$732,144	($2,669,156)

Reconciliation of unconsolidated shareholders’ equity:

		Years ended December 31,
		2004	2003
Total shareholders’ equity corresponding to majority interest as reported under Mexican GAAP		$1,564,662	$1,593,353
Deferred income taxes	i	(25,944)	(52,828)
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(1,880,183)	(1,880,183)
Accumulated depreciation		452,345	386,956
Effect of fifth amendment to Statement B-10:	iii
Fixed assets		98,331	95,320
Fixed assets accumulated depreciation		(11,850)	(13,583)
Debt issuance costs and repurchase of bonds	iv	239,152	(60,473)
Capitalized financing costs	v	—	12,528
Effect of Statement B-15 on restatement to constant currency	vii	—	19,247
Investment in subsidiaries	viii	35,988	(341,493)

Total U.S. GAAP shareholders’ equity (deficit)		$472,501	($241,156)

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

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	Years ended December 31,
	2004	2003
Balance at beginning of the year	($241,156)	$2,501,599
Net income (loss) under U.S. GAAP	732,144	(2,669,156)
Allowance for accounts receivable due from shareholders	—	(184,416)
Increase in capital stock	47	—
Effects from changes in parent shareholders’ equity and its subsidiaries:
Deficit from restatement	(68,919)	(22,149)
Cumulative translation adjustment	50,385	132,966

Balance at end of the year	$472,501	($241,156)

Comprehensive loss

Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31,
	2004	2003
Net gain (loss) under Mexican GAAP	$60,790	($3,519,115)

Other comprehensive (loss) income, net	(89,528)	663,080

Net comprehensive loss	($28,738)	($2,856,035)

Cumulative other comprehensive loss	($7,542,647)	($7,453,119)

The components of cumulative other comprehensive loss as of December 31, 2004 and 2003 under Mexican GAAP, are as follows:

	Cumulative initial	Additional	Effects of	(Loss) from	Cumulative
	effect of	liability	translation	holding	other
	deferred	for seniority	of foreign	non monetary	comprehensive
	income tax	premiums	subsidiaries	assets (1)	loss
Balances at January 1, 2003	($3,240,795)	($154,051)	$91,813	($4,813,166)	($8,116,199)

Current period changes	—	154,051	95,446	413,583	663,080

Balance at December 31, 2003	(3,240,795)	—	187,259	(4,399,583)	(7,453,119)

Current period changes	—	—	69,635	(159,163)	(89,528)

Balance at December 31, 2004	($3,240,795)	$—	$256,894	($4,558,746)	($7,542,647)

(1)	For 2004 and 2003, gain (loss) from holding non monetary assets includes deferred tax effect of ($132,956) and $36,283 respectively, as a result of the application of Statement D-4.

i. Deferred income tax

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Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting For Income Taxes” (“SFAS No. 109”), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management’s opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.

Temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Statement D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

The income tax effects of significant items comprising the Company’s net deferred income tax assets and liabilities under U.S. GAAP are as follows:

	Years ended December 31,
	2004	2003
Deferred income tax (assets) liabilities:
Inventories	$1,247	$—
Plant and equipment	96,673	128,276
Other assets	(32,520)	46,028
Other	275	—
Accrued expenses	—	(25,032)
Recoverable AT	(80,439)	(80,439)
Tax loss carryforwards	(505,621)	(708,139)

	(520,385)	(639,306)
Valuation allowance	219,701	80,439

Total net deferred income tax (asset) liability	($300,684)	($558,867)

The deferred income tax classification as of December 31, 2004 and 2003 is as follows:

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	2004	2003
Deferred income tax assets	$398,877	$687,745

Deferred income tax liability	98,193	128,878

Deferred income tax, net	($300,684)	($558,867)

For the year ended December 31, 2004 the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred tax liability (asset):
At December 31, 2002	(366,537)	(378,390)	(11,853)
At December 31, 2003	(611,695)	(558,867)	(52,828)

Net change	($245,158)	($180,477)	($64,681)

Deferred tax liability (asset):
At December 31, 2003	(611,695)	(558,867)	(52,828)
At December 31, 2004	($326,628)	($300,684)	($25,944)

Net change	$285,067	$258,183	$26,884

The net change in the deferred tax liabilities during 2004 and 2003 was allocated to the following components:

Deferred tax liability in 2004:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred tax expense	$417,234	$258,183	$159,051
Loss on monetary position	789	—	789

	418,023	258,183	159,840

Gain from holding non-monetary assets	(132,956)	—	(132,956)

	$285,067	$258,183	$26,884

Deferred tax liability in 2003:

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	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred tax expense	$(253,037)	$(180,477)	$(72,560)
Loss on monetary position	(28,404)	—	(28,404)

	(281,441)	(180,477)	(100,964)

Gain from holding non-monetary assets	36,283	—	36,283

	$(245,158)	$(180,477)	$(64,681)

ii. Purchase accounting adjustments

For various acquisitions that took place in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income over the period in which the Company expects to integrate these operations into the Company. Under Mexican GAAP, negative goodwill was fully amortized into earnings by 2001.

Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and, consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). As such, the U.S. GAAP net income adjustment reflects the difference in depreciation of long-lived assets that results from differences in the carrying value between U.S. GAAP and Mexican GAAP of these assets.

iii. Effect of fifth amendment to Statement B-10

As mentioned in Note 3d., the Company restates its non-monetary assets of foreign origin based on the change of the Mexican Peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.

iv. Debt issuance costs and repurchase of bonds

Under Mexican GAAP, consent fees, other fees and expenses incurred in connection with the issuance of debt may be capitalized and amortized over the term of the debt using a straight-line method. However, for U.S. GAAP purposes some of these costs should be expensed as incurred.

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In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $322,762 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, this was a 2005 transaction, and as such, the Company should continue to amortize these costs using the effective interest method, through the date of the restructuring.

v. Capitalized financing costs

Under Mexican GAAP, the capitalization of financing costs as part of the cost of assets under construction include interest costs, gains or losses from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not to capitalize the monetary gain on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses.

vi. Adjustment to loss on sale of subsidiaries

In October 2002, the Company sold the shares of Durango Paper Co. (DPC) to Operadora Omega, S.A. de C.V. Additionally, during 2003 the Company sold its investments in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua. Historically, under US GAAP the carrying value of such subsidiaries was different to the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the U.S. GAAP cumulative adjustments relating to these businesses.

vii. Effect of Statement B-15 on restatement to constant currency

Statement B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2004).

Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Statement B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate a balance to December 31, 2004 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

viii. Investments in subsidiaries

In accordance with U.S. GAAP, APB 18, “The Equity Method of Accounting for Investments in Common Stock,” as amended by SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” affirms the general concept that the equity method of accounting is an extension of the consolidation concept.

APB 18 states that earnings or losses of a subsidiary and the financial position of a subsidiary must be determined in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for purposes of applying the equity method. Therefore, this adjustment represents the differences between Mexican GAAP and U.S. GAAP applicable to those subsidiaries, after applying the equity method.

2005 Subsequent events — debt restructuring

As mentioned in Note 7.b, a financial restructuring was achieved. For U.S. GAAP purposes, the accounting for this transaction is effective with the approval by the Creditors on February 23, 2005.

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Although this is a 2005 transaction, based on facts and circumstances, the financial assistance granted by the Company’s creditors was deemed to be a troubled debt restructuring since the Company was experiencing financial difficulties, and there were concessions granted to it based on the guidelines established by EITF 02-4 and SFAS No. 15 “Accounting by Debts and Creditors for Troubled Debts Restructurings”. Accordingly, the Company followed FAS 15 to account for this restructuring at fair value. The differences between the fair value of the new debt plus equity granted and the carrying value of the old debt should be recorded in the unconsolidated statements of operations.

U.S. GAAP – New Accounting pronouncements

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS No. 123R is encouraged, but not required. The adoption of SFAS No. 123R did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS No. 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The Company is currently evaluating the potential impact of this statement.

On November 30, 2004, the FASB ratified EITF 03-13, “Applying the conditions in paragraph 42 of FASB Statement No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, in determining whether to report discontinued operations” (“EITF 03-013”). EITF 03-13 provides guidance on how to interpret and apply the criteria in paragraph 42A (elimination of cash flows) and paragraph 42B (no significant continuing involvement) of FSA 144. EITF 03-13 is effective for all periods beginning after December 15, 2004. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which

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changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

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